Exhibit 12

LaBRANCHE & CO INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS (LOSS) TO FIXED CHARGES

(UNAUDITED)

(000’s omitted)

	For the Years Ended December 31,
	2009	2008	2007	2006	2005
(Loss) earnings:
Pre-tax (loss) income (1)	$(67,131)	$(149,817)	$(34,227)	$179,085	$(32,382)
Add: fixed charges	21,838	31,001	50,269	51,824	51,726

Pre-tax (loss) earnings before fixed charges	$(45,293)	$(118,816)	16,042	$230,909	$19,334

Fixed charges:
Interest expense on all indebtedness (3)	$20,969	$27,411	$48,291	$49,941	$50,018
Other	869	3,590	1,978	1,883	1,708
Preferred stock dividend requirements	—	—	—	—	—

Total fixed charges	$21,838	$31,001	$50,269	$51,824	$51,726

Ratio of (loss) earnings to fixed charges (2)	(2.07)	(3.83)	0.32	4.46	0.37

(1)	Pre-tax (loss) income does not include our loss from equity investees.

(2)	The ratio of earnings to fixed charges for 2009 represents a $67.1 million deficiency which includes a $6.3 million loss associated with the Company’s NYX shares. The ratio of earnings to fixed charges for 2008 represents a $149.8 million deficiency which includes a $181.4 million loss associated with the Company’s NYX shares. The ratio of earnings to fixed charges for 2007 represents a $34.2 million deficiency which includes a $15.8 million loss associated with the Company’s NYX shares. The ratio of earnings to fixed charges for 2006 represents a $179.1 million surplus which includes a $238.6 million gain associated with the Company’s NYX shares.

(3)	The fixed charge computation excludes certain inventory financing interest expense related to specialist and market making options, futures and ETF activities which are considered to be product costs rather than fixed charges as determined by management.

(4)	Discontinued operations are excluded from all amounts.